Exhibit (d)(35)(iii)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

BLACKROCK INVESTMENT MANAGEMENT, LLC

THIS AMENDMENT is made as of January 4, 2013 to the Investment Sub-Advisory Agreement dated October 3, 2006, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and BlackRock Investment Management, LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Fund Deleted. Any references to Transamerica Large Company are hereby deleted, in accordance with the liquidation of the Fund, effective January 4, 2013.

2.	Schedule A. Schedule A to the Investment Sub-Advisory Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Investment Sub-Advisory Agreement October 3, 2006, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of January 4, 2013.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer, Advisory Services

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:
Name:
Title:

SCHEDULE A

as of January 4, 2013

FUNDS	SUB-ADVISER COMPENSATION*
Transamerica BlackRock Global Allocation	0.44% of the first $100 million of the Fund’s average daily net assets; and 0.32% of the Fund’s average daily net assets in excess of $100 million

*	As a percentage of average daily net assets on an annual basis.